Cadwalader, Wickersham & Taft LLP 227 West Trade Street, Charlotte, NC 28202 Tel + 1 704 348 5100 Fax + 1 704 348 5200 www.cadwalader.com

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October 30, 2015

M. Hughes Bates, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	J.P. Morgan Chase Commercial Mortgage Securities Corp. Registration Statement on Form SF-3 Filed August 14, 2015 File No. 333-206361

Dear Mr. Bates:

We are counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (the “Registrant”). We have reviewed the remaining comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission provided to Mr. Michael Gambro by Mr. Hughes Bates by telephone on September 10, 2015. We have also discussed the Staff’s comments with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 1”) submitted herewith. Included with this letter is a clean copy of the Amendment No. 1 with a copy marked to show changes implemented in response to the requests of the Staff. In addition to the revisions described below, the Registrant has made certain minor changes to the form of prospectus that are reflected in the marked version as well as conforming changes and certain other minor changes to the form pooling and servicing agreement and form mortgage loan purchase agreement, also filed with Amendment No. 1. Also, for your convenience, we have separately included change pages for each of the indicated documents.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses. References to page numbers in the Amendment No. 1 are to the marked version.

David Burkholder   Tel 704 348 5309   Fax 704 348 5200   david.burkholder@cwt.com

M. Hughes Bates, Esq.
October 30, 2015

1.	We note your statement here that “[c]redit enhancement will be provided [solely] by certain classes of subordinate certificates” and your placeholder to identify other credit enhancement, if applicable. However, your disclosure on page 40 states that “[o]ther than the subordination of certain classes of certificates… no other form of credit enhancement will be available.” Please reconcile these statements.

The Registrant has modified the cover page of the form of prospectus in response to the Staff’s comment.

2.	We note your bracketed disclosure regarding a possible interest rate swap. Please include a placeholder on the cover page of the prospectus for a brief description of the interest rate swap and the identity of the swap counterparty. Refer to Item 1102(h) of Regulation AB.

The Registrant has modified the cover page of the form of prospectus to include a placeholder for a brief description of the interest rate swap and the identity of the swap counterparty.

3.	The actual signature of the registrant on the signature page has bracketed “[CITY], [STATE] AND [DATE]” references, which should be filled in.

The Registrant has modified the signature page of the form SF-3 to fill in the bracketed references.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ David S. Burkholder
David S. Burkholder

cc:	Kunal K. Singh
Bianca A. Russo, Esq.
Michael S. Gambro, Esq.

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